August 28, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:        Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and Mining

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp.
Form 10-K for the Fiscal Year Ended July 31, 2012
Filed October 15, 2012
File No. 001-33706

         This response is submitted under the Closing Comments of your letter to Uranium Energy Corp. (the "Company") dated July 17, 2013, which required that the Company provide a written statement acknowledging certain items set forth in your letter.

Accordingly, the Company hereby acknowledges as follows:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Very truly yours,

Uranium Energy Corp.

Per:     /s/ Mark Katsumata
           Mark Katsumata
           Chief Financial Officer

__________

500 N. Shoreline Blvd., Suite 800N, Corpus Christi, Texas, U.S.A. 78401 | t (866) 748 1030 www.uraniumenergy.com NYSE MKT: UEC